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04019113

SECURITI[illegible] [illegible]MMISSION
W[illegible]

SEC RECEIVED NOV 29 2004 WASH. D.C. 185 SECTION PROCESSING

SEC FILE NUMBER
8-22543

ANNUAL AUDITED REPORT FORM X-17 A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. Stark & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Southeast Sixth Avenue, Suite 203
(No. and Street)

Delray Beach (City) FL (State) 33483 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary L. Stark (561) 243-3815
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

PROCESSED DEC [illegible] THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Gary L. Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. Stark & Co., Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

LOUIS NAPOLITANO
NOTARY PUBLIC STATE OF FLORIDA
MY COMMISSION # DD257508
EXPIRES: October 09, 2007

(Signature)

President
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flows)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

R.M. STARK & CO., INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004





KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3 - 7

INDEPENDENT AUDITORS' REPORT

To the Stockholder
R.M. Stark & Co., Inc.
Delray Beach, Florida

We have audited the accompanying statement of financial condition of R.M. Stark & Co., Inc. as of September 30, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of R.M. Stark & Co., Inc. as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
November 10, 2004

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

R.M. STARK & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$	2,893
RECEIVABLE FROM BROKER (NOTE 4)		225,625
SECURITIES OWNED, AT MARKET (NOTE 4)		480,684
DEPOSIT AT CLEARING BROKER (NOTE 4)		58,107
INTEREST RECEIVABLE		8,036
OTHER ASSETS		132,311
	$	907,656

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Securities sold, but not yet purchased, at market (Note 4)	$	49,375
Accounts payable and accrued liabilities		205,560
Total liabilities		254,935
LEASE COMMITMENTS AND CONTINGENCIES (NOTES 2 AND 5)		
STOCKHOLDER'S EQUITY		652,721
	$	907,656

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

R.M. Stark & Co., Inc., (the Company) is a broker of various types of equity, debt, commodity, insurance, and mutual fund instruments. The Company primarily acts in an agency capacity, buying and selling these instruments for its customers on an international basis, and charging either a commission or markup (markdown). To a lesser extent, the Company also trades securities for its own account.

The Company is a wholly owned subsidiary of RMST Holding Company, Inc. (the Parent) (Note 6).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations (Note 5).

Securities Transactions

Securities transactions and related commission income and clearing costs are reported on a trade date basis and securities owned and securities sold, but not yet purchased are valued at market.

Derivative Instruments

The Company complies with Financial Accounting Standards Board Statement 133, "Accounting for Derivative Instruments and Hedging Activities," which requires disclosures with respect to the purpose of and risks associated with using derivatives.

The Company invests in equity-related derivative contracts, primarily options. In the normal course of business, the Company enters into derivative contracts for trading purposes, and sometimes as a hedge of other securities market risks. Typically, derivative contracts serve as components of the Company's investment strategies and are utilized primarily to structure the portfolio or individual investments to economically match the investment objectives of the Company.

Generally, the Company purchases and sells equity put and call options. Options represent the opportunity to sell or buy the underlying equity securities at specified prices and future dates.

The Company's exposure to credit risk associated with counterparty nonperformance on any derivatives that are not exchange traded is typically limited to the unrealized gains reported as assets associated with such contracts. Generally, the Company trades in only exchange traded derivatives.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest Income Recognition

Interest income is recognized on the accrual basis of accounting and is recorded as it is earned.

Profit Sharing Plan

The Company maintains a 401(k) Profit Sharing Plan (the Plan). Under the Plan, all eligible employees may contribute up to 6% of compensation, subject to the statutory maximum. The Company will match 50% of employee contributions up to 6% of employee compensation.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents.

Receivable from Broker

The Company does not provide a reserve for uncollected receivables as substantially all amounts are collateralized by securities awaiting delivery. Amounts are charged directly to expense when deemed uncollectible.

Income Taxes

The Company has elected with its Parent to be a Qualified Subchapter S Subsidiary. Under these provisions, the Company's taxable income or loss is included in the Parent's tax return (Note 6).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2. LEASE COMMITMENTS

The Company is obligated under a non-cancelable lease agreement, expiring September 30, 2005, for its office facility in Delray Beach, Florida. The Company is also obligated under two non-cancelable equipment leases expiring in 2005 and 2006.

NOTE 2. LEASE COMMITMENTS (Continued)

Approximate future minimum payments under non-cancelable leases for the years subsequent to September 30, 2004, are as follows:

2005	$ 69,000
2006	4,000
	$ 73,000

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth of "Aggregate Indebtedness", as defined. At September 30, 2004, the Company's "Net Capital" was $476,161 which exceeded requirements by $376,161, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.43 to 1.

NOTE 4. RISK CONCENTRATIONS

Cash Concentration

The Company may, from time to time, maintain cash balances at financial institutions in excess of federally insured limits.

Custody of Securities and Clearing Broker Accounts

The clearing and depository operations for the Company's securities transactions are provided by Pershing, LLC, formerly BNY Clearing Services, LLC, a Bank of New York Company. At September 30, 2004, all security positions, the clearing deposit and the receivable from broker are held by and due from this brokerage firm.

Securities Owned

At September 30, 2004, securities owned, at market consisted of $146,175 of equities, $269,779 of corporate bonds, $64,370 of mutual bonds and $360 of options. Additionally, deposit at clearing broker consisted of $56,500 of corporate bonds and $1,607 of cash.

NOTE 4. RISK CONCENTRATIONS (Continued)

Securities Sold, But Not Yet Purchased, At Market

Securities sold, but not yet purchased, at market aggregated $49,375 at September 30, 2004. Subsequent market fluctuations may require the Company to purchase these securities at prices which exceed the market value in the accompanying statement of financial condition.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 5. CONTINGENCIES AND OTHER MATTERS

Contingencies

The Company, its stockholder and former and current registered representatives, have been named in an arbitration matter before the NASD Dispute Resolution, Inc. The matter involves claims of violations of state securities laws, negligence, misrepresentation and failure to supervise. The claimant is seeking approximately $570,000 plus costs and damages and the matter has been set for hearings to commence on April 5, 2005. This matter has been referred to the Company's insurance carrier, and management and its legal counsel believe that the Company has applicable insurance available to cover its liability, if any, in excess of $50,000, with the exception of any award of punitive damages.

The Company and its stockholder have been named in a case before the Circuit Court of the 15th Judicial Court in Palm Beach County, Florida. The matter involves claims of breach of contract alleging an ownership percentage in the Company. This matter does not specify the amount of damages sought. The Company has filed counterclaims against the claimant for breach of contract, misrepresentation, indemnification, breach of fiduciary duty and requested a permanent injunction. Management believes this matter is without merit and plans on vigorously contesting it. The outcome of this matter and potential liability, if any, cannot be determined at this time.

Other Matters

In August 2004, the NASD performed an examination of the Company and issued an exit conference letter noting various deficiencies. The Company responded to the NASD and has subsequently addressed the deficiencies. The NASD has not had any subsequent communications with the Company and thus the outcome of this matter and potential liability, if any, cannot be determined at this time.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com